

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 15, 2024

José Augusto Gonçalves de Araújo Teixeira
Chief Executive Officer
Patria Latin American Opportunity Acquisition Corp.
60 Nexus Way, 4th Floor
Camana Bay, PO Box 757
Grand Cayman, KY1-9006

> **Re: Patria Latin American Opportunity Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 6, 2024**
> **File No. 001-41321**

Dear José Augusto Gonçalves de Araújo Teixeira:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Manuel Garciadiaz